CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

Writer's Direct Dial: (212) 225-2570

May 20, 2002

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFB's press release, dated May 7, 2002, setting forth and discussing its financial results for the first quarter of 2002.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Jaime A. El Koury

Enclosure

cc: Edgar Omar Méndez Nava (w/o enclosures)

5/21

BBVA Bancomer

1Q02

BBVA Bancomer

1Q02

Management Discussion and Analysis

CONTENTS

BBVA Bancomer

Financial Highlights

Grupo Financiero BBVA Bancomer (GFBB)

- Net income was Ps. 1,588 million in 1Q02, 10.8% higher than in 4Q01
- Fully-diluted EPS was Ps. 0.17 in 1Q02, 13.3% higher than in 4Q01
- ROAE was 14.8% and ROAA was 1.5% in 1Q02, compared to 13.8% and 1.3%, respectively, for 4Q01

Banking Business

- Net income was Ps. 1,507 million in 1Q02, 24.7% higher than the previous quarter
- ROAE was 16.4% and ROAA was 1.4% in 1Q02, compared to 13.6% and 1.1%, respectively, for the previous quarter
- Operating income was Ps. 2,660 million, 12.2% higher than that of 4Q01
- Net interest margin was 4.9% in 1Q02
- Fee income was Ps. 2,660 million in 1Q02, 8.0% higher than in 4Q01 and 15.8% higher than 1Q01
- Trading income of Ps. 705 million in 1Q02 was 16.7% higher than in 1Q01 and 8.6% higher than in 4Q01
- Non-interest expense of Ps. 4,426 million in 1Q02 was 6.7% lower than the previous quarter and 12.8% lower than in 1Q01
- Efficiency ratio was 57.4% in 1Q02, compared to 59.9% in 1Q01
- Demand deposits increased 12.0% over the last 12 months, and accounted for 41.0% of traditional funding at the end of 1Q02
- Consumer loans increased 30.2% compared to 1Q01, reaching Ps. 15,226 million
- Capitalization ratio, including market risk, was 14.9%. Based on 2003 capitalization rules, this ratio would be 12.3%.

Non-Banking Businesses

- Afore Bancomer reported net income of Ps. 295 million in 1Q02, 3.9% higher than in 1Q01
- Seguros Bancomer reported net income of Ps. 53 million in 1Q02, 9.1% higher than in 1Q01
- Pensiones Bancomer registered net income of Ps. 33 million in 1Q02
- Casa de Bolsa Bancomer registered Ps. 36 million in net income in 1Q02, 22.9% higher than in 1Q01
- Bancomer Transfer Services reported Ps. 77 million in operating income for 1Q02, 62.1% higher than in 1Q01
- Bancomer Gestión reported net income of Ps. 20 million in 1Q02

Figures shown are in constant Peso terms as of March 31, 2002 (Ps.). Growth rates are presented in real terms, unless otherwise specified.

GFBB Net Income (Ps. Million)


1,832
1,588
1,832
1,512
1,379
1,433
1,588
3M01
3M02
1Q01
2Q01
3Q01
4Q01
1Q02

GFBB EPS (Ps. Fully-Diluted)


0.20
0.17
0.20
0.16
0.15
0.15
0.17
3M01
3M02
1Q01
2Q01
3Q01
4Q01
1Q02

GFBB ROAE (% Annualized)


18.7
14.8
18.7
14.9
13.4
13.8
14.8
3M01
3M02
1T01
2T01
3T01
4T01
1T02

GFBB ROAA (% Annualized)


1.7
1.5
1.7
1.5
1.3
1.3
1.5
3M01
3M02
1Q01
2Q01
3Q01
4Q01
1Q02

Banking Business Capitalization (%)
Net Capital to Risk-Weighted Assets


14.4
14.9
14.9
15.7
14.9
1Q01
2Q01
3Q01
4Q01
1Q02

BBVA Bancomer

Summary of Results and Selected Statistical Information

Net Income Millions of Pesos	3 Months 2002	3 Months 2001	1Q 2002	4Q 2001	1Q 2001
GRUPO FINANCIERO BBVA BANCOMER	**1,588**	**1,832**	**1,588**	**1,433**	**1,832**
GFBB own income	(40)	(52)	(40)	159	(52)
Banking Business	1,507	1,774	1,507	1,210	1,774
Insurance Sector	79	93	79	57	93
Casa de Bolsa Bancomer	36	29	36	11	29
Bancomer Gestión	20	0	20	6	0
Minority interest and other (1)	(14)	(11)	(14)	(10)	(11)

(1) Minority interest excludes that of the banking business' subsidiaries, but includes that of Seguros Bancomer

Grupo Financiero BBVA Bancomer Balance Sheet Millions of Pesos	3 Months 2002	3 Months 2001	1Q 2002	4Q 2001	1Q 2001
Assets					
Cash and due from banks	53,305	47,571	53,305	65,206	47,571
Transactions with securities and derivatives	69,145	54,850	69,145	65,316	54,850
Total loan portfolio	248,581	269,714	248,581	254,296	269,714
Loan-loss provisions	(13,464)	(20,720)	(13,464)	(14,336)	(20,720)
Deferred taxes	24,666	26,686	24,666	25,294	26,686
Other assets	33,604	41,920	33,604	34,293	41,920
Total Assets	**415,837**	**420,021**	**415,837**	**430,069**	**420,021**
Liabilities					
Funding	300,781	309,256	300,781	326,634	309,256
Bank and other loans	47,227	42,573	47,227	39,012	42,573
Subordinated debentures	6,265	9,907	6,265	7,591	9,907
Other liabilities	12,364	12,036	12,364	8,866	12,036
Total Liabilities	**366,637**	**373,772**	**366,637**	**382,103**	**373,772**
Total Shareholders' Equity	**49,200**	**46,249**	**49,200**	**47,966**	**46,249**
Income Statement					
Adjusted net interest margin	3,729	5,239	3,729	4,051	5,239
Net commission and fee income	2,785	2,362	2,785	2,550	2,362
Trading income	740	617	740	666	617
Total operating income	7,254	8,218	7,254	7,267	8,218
Non-interest expense	(4,511)	(5,166)	(4,511)	(4,902)	(5,166)
Operating income	2,743	3,052	2,743	2,365	3,052
Net income	**1,588**	**1,832**	**1,588**	**1,433**	**1,832**

Grupo Financiero BBVA Bancomer Per Share Information and Market Capitalization	3 Months 2002	3 Months 2001	1Q 2002	4Q 2001	1Q 2001
Net Income (Millions of Pesos)	1,588	1,832	1,588	1,433	1,832
Per share information					
Net income					
Primary[1]	0.17	0.20	0.17	0.16	0.20
Fully diluted[1]	0.17	0.20	0.17	0.15	0.20
Majority equity book value (fully diluted)	4.81	4.39	4.81	4.65	4.39
Total shares outstanding (millions end-of-period)	9,225	9,056	9,225	9,225	9,056
Total shares outstanding, fully diluted (millions, end-of-period)	9,277	9,229	9,277	9,275	9,229
Price (nominal Pesos)	9.88	6.36	9.88	8.35	6.36
Market capitalization (millions of nominal Pesos)	91,143	57,596	91,143	77,029	57,596
P/E	15.50	20.62	15.50	12.71	20.62
P/BV	2.05	1.52	2.05	1.81	1.52
Per ADR information (USD)[2]					
Net income					
Primary	0.37	0.41	0.37	0.35	0.41
Fully diluted	0.37	0.41	0.37	0.32	0.41
Book value, fully diluted	10.67	9.25	10.67	10.14	9.25

(1) Based on average outstanding shares for the period (2) 20 ordinary series "O" shares per ADR.

Banking Business	3 Months 2002	3 Months 2001	1Q 2002	4Q 2001	1Q 2001
Branches[1]	1,681	2,234	1,681	1,756	2,234
ATMs	3,718	4,062	3,718	3,712	4,062
Employees	26,856	30,056	26,856	27,520	30,056
Profitability ratios (%)					
Net interest margin[A]	4.9	5.9	4.9	5.7	5.9
Return on average assets (ROAA)[A]	1.4	1.7	1.4	1.1	1.7
Return on average majority equity (ROAE)[A]	16.4	21.2	16.4	13.6	21.2
Efficiency[B]	57.4	59.9	57.4	56.3	59.9
Asset quality indicators (%)					
Net past-due loan ratio, excluding Fobaproa	(1.0)	(1.3)	(1.0)	(1.0)	(1.3)
Gross past-due loan ratio, including Fobaproa	4.8	6.9	4.8	5.0	6.9
Gross past-due loan ratio, excluding Fobaproa	7.4	10.2	7.4	7.6	10.2
Net past-due loan to equity ratio	(3.4)	(5.2)	(3.4)	(3.6)	(5.2)
Reserve coverage	112.1	111.4	112.1	111.9	111.4
Loan portfolio quarterly growth, real terms[C]	(3.0)	(3.6)	(3.0)	(0.6)	(3.6)
Capitalization ratios (%)[D]					
Tier-1 capital	11.4	9.6	11.4	12.2	9.6
Total capital	14.9	14.4	14.9	15.7	14.4

(A) Annualized (B) Non-interest expense / Total income, excluding provisions (C) Excluding FOBAPROA (D) Including credit and market risk

(1) As of 1Q02, the number of branches reported is only physical offices. Under the previous criteria, the number of branches would be 1,754

Recent Events

GFBB launches project "Cliente"

GFBB launched a project whose goal is to make the Institution be perceived by customers as the best bank in Mexico and the most highly valued for its level of service. The project, called "Cliente" (Customer), is a series of two-year programs and plans implemented by GFBB, encompassing all networks, segments, channels and affiliates. The project has quantifiable goals and internal measurement schemes that are weighted against periodic external perception surveys, and is supervised at the highest level of the Institution.

In its first stage, the project has focused on identifying operating difficulties and stabilizing service. Next, continuous improvement in service will come from a series of initiatives including: reducing queue time at branches, shortening response times to complaints, security, and attitude towards, and availability of, service.

Even though the program was launched just a few months ago, initial results are encouraging and provide information that will be useful in enriching it.

New electronic payment systems begin operations

New electronic payment systems that began operating last March 4 include direct payables debiting ("domiciliación"), interbank payroll and interbank transfers based on a standard universal banking code (CLABE), and an electronic check clearing system.

Direct payables debiting means that 2 billion service payments made each year in Mexico (electricity, water, taxes, loans, pay TV, sports clubs, tuition, telephone, etc.) can be automatically charged to customer's checking accounts, allowing for a gradual reduction in the branch network's transaction load. Currently, Bancomer's commercial units are working on agreements with different service providers to include their receivables in the direct debiting system.

Interbank payrolls mean employees can receive their wages directly to their checking account, regardless of the bank. This will make the payroll account the core account for a long-term client-bank relationship.

Interbank payments now allow customers to transfer money electronically to any other account in the banking system using a standard universal banking code called CLABE, which identifies the account being credited, ensuring that the operation is carried out accurately and safely.

The coming on line of the electronic check-clearing system has led to the reduction of regional clearing centers in the country from 44 to 24, in addition to reducing each center's workload. This will eventually translate into important savings for the Mexican banking system, which processes 170 million interbank checks a year.

Standard & Poor's assigns Bancomer an investment grade rating

On February 7, Standard & Poor's increased Bancomer's credit rating to investment grade, in line with its decision to upgrade Mexico's sovereign rating. Bancomer's long-term rating in foreign currency is now BBB-. Consequently, Bancomer now has investment grade rating by all three major international rating agencies on its foreign-currency debt.

Bancomer signs agreement with Nafin to finance SMEs

On February 25, Bancomer signed two collaboration agreements with Nacional Financiera (Nafin) to support the development of Small and Medium Enterprises in Mexico (SMEs) by which these companies will have access to immediate liquidity to strengthen their production cycles through one of Nafin's programs called "Cadenas Productivas". This program is based on an Internet system which allows the user to register invoices and exchange them for cash to finance working capital and fixed-asset acquisitions. Through these programs, Nafin guarantees 50% to 80% of the financing Bancomer authorizes to these SMEs, depending on the type of loan.

Bancomer launches "Creditón Nómina"

On April 22, Bancomer launched a new consumer financing product called "Creditón Nómina" for people whose payroll account is managed by Bancomer, by which they can request a loan of up to three months of their salary and pay in fixed installments every two weeks over an 18-month period. Bancomer currently manages over 4 million payroll accounts in Mexico.

BBVA is authorized to increase their stake in GFBB to 65.0%

On April 5, the Secretaría de Hacienda y Crédito Público (Ministry of Finance) issued record DGBA/095/2002 authorizing Banco Bilbao Vizcaya Argentaria (BBVA) to increase its stake in GFBB up to 65.0%.

Banking Business: Income Statement

GFBB's Banking Business reported net income of Ps. 1,507 million in 1Q02, 24.7% higher than the previous quarter. This positive result was based on the favorable performance of fee and trading income, and of non-interest expense, which helped maintain the level of recurring income in the Banking Business and offset the pressure of lower interest rates on the net interest margin. Consequently, operating income reached Ps. 2,660 million, a 12.2% increase over the previous quarter.

Banking Business: Income Statement Millions of Pesos	3 Months 2002	3 Months 2001	1Q 2002	4Q 2001	1Q 2001
Net interest income	**4,341**	**5,562**	**4,341**	**5,318**	**5,562**
Loan-loss provisions	(620)	(379)	(620)	(1,314)	(379)
Net interest income after provisions	**3,721**	**5,183**	**3,721**	**4,004**	**5,183**
Non-interest income	3,365	2,901	3,365	3,111	2,901
Operating income	**7,086**	**8,084**	**7,086**	**7,115**	**8,084**
Non-interest expense	(4,426)	(5,077)	(4,426)	(4,745)	(5,077)
Operating income	**2,660**	**3,007**	**2,660**	**2,370**	**3,007**
Other income (expense) (net)	(110)	(131)	(110)	260	(131)
Net monetary gain (loss) (others)	(177)	(242)	(177)	(280)	(242)
Earnings before taxes	**2,373**	**2,634**	**2,373**	**2,350**	**2,634**
Incurred income tax and profit-sharing	(159)	(227)	(159)	(12)	(227)
Deferred income tax and profit-sharing	(595)	(622)	(595)	(671)	(622)
Net income before non-cons. subs., assoc. & affil.	**1,619**	**1,785**	**1,619**	**1,667**	**1,785**
Net income from non-cons. subs., assoc. & affil.	(38)	60	(38)	(59)	60
Net income from ongoing operations	**1,581**	**1,845**	**1,581**	**1,608**	**1,845**
Discontinued operations, extraordinary items and changes in accounting policies	0	0	0	(363)	0
Net income before minority interest	**1,581**	**1,845**	**1,581**	**1,245**	**1,845**
Minority interest	(74)	(71)	(74)	(36)	(71)
Net income	**1,507**	**1,774**	**1,507**	**1,209**	**1,774**

Net Interest Margin

The net interest margin for the Banking Business was pressured this quarter by both the macroeconomic environment, as well as certain seasonal factors. The main contributing factors include: first, the continued contraction in interest rates – market rates dropped to the lowest levels in recent history with the average 28 day interbank rate (TIIE) for 1Q02 at 8.45%, 61 basis points lower than the previous quarter and 956 basis points lower than in 1Q01-; second, seasonally lower demand and time deposits for the quarter; third, lower quarterly inflation –as measured by UDIs- translating into a 41.8% drop in monetary gains versus the previous quarter and a contraction in net interest income from UDI-denominated securities repurchase agreements, which was unusually high last quarter. Finally, this quarter registered seasonally lower income on late-payment charges collected than in 4Q01.

Consequently, the net interest margin was 4.9% in 1Q02, merely 100 basis points less than in 1Q01.

28-Day TIIE (%, Average for the quarter)


18.01
14.03
10.45
9.06
8.45
1Q01
2Q01
3Q01
4Q01
1Q02

Banking Business: Net Interest Margin Millions of Pesos	3 Months 2002	3 Months 2001	1Q 2002	4Q 2001	1Q 2001
Net interest income on loans and deposits	**3,891**	**5,090**	**3,891**	**4,440**	**5,090**
Interest income on loans and equity investments	7,612	14,158	7,612	8,685	14,158
Interest expense on deposits and funding	(3,721)	(9,068)	(3,721)	(4,245)	(9,068)
Net commissions	**107**	**159**	**107**	**92**	**159**
Commission income	107	159	107	92	159
Commission expense	0	0	0	0	0
Net interest income on repo transactions	**120**	**(122)**	**120**	**403**	**(122)**
Repo interest income	3,892	4,486	3,892	2,886	4,486
Repo interest expense	(3,772)	(4,608)	(3,772)	(2,483)	(4,608)
Net interest income before monetary gains	**4,118**	**5,127**	**4,118**	**4,935**	**5,127**
Monetary gain (loss)	**223**	**435**	**223**	**383**	**435**
Net interest income	**4,341**	**5,562**	**4,341**	**5,318**	**5,562**
Net interest margin[1] (%)	**4.9%**	**5.9%**	**4.9%**	**5.7%**	**5.9%**
Average interest-earning assets[2]	356,110	377,245	356,110	373,282	377,245

(1) Annualized. (2) Includes the gross balance of the Fobaproa note.

Non-Interest Income

Non-interest income for the Banking Business reached Ps. 3,365 million in 1Q02, 8.2% higher than that of the previous quarter, and 16.0% higher than in 1Q01.

Commission and Fee Income

Fee income for the Banking Business was Ps. 2,660 million in 1Q02, 8.0% higher than in 4Q01 and 15.8% higher than the same period last year.

These results confirm the growing importance of this item on the Bank's profitability, accounting for 60.1% of operating expenses for 1Q02, versus 45.2% in 1Q01, and representing 61.3% of net interest income in 1Q02 from only 41.3% a year earlier. It is worth highlighting growth in account management fees, money transfers and remittances, and credit cards and ATMs, which increased 11.0%, 43.9% and 26.2%, respectively in 1Q02 versus 1Q01, as a result of the Bank's active management of this income item and to increased operations.

In addition, it is worth pointing out that fee income from mutual fund management activities for the Banking Business incorporates the effect of the initiation of operations of BBVA Bancomer Gestión, S.A. de C.V. –a subsidiary of GFBB- last December. In 1Q02, total fee income from mutual fund management reached Ps. 295 million at GFBB level, 10.9% higher than in 1Q01.

Trading Income

Trading income reached Ps. 705 million for the quarter, an 8.6% increase over 4Q01 and 16.7% over the same period last year. It is worth highlighting the 58.8% increase in securities trading gains over the previous quarter and 183.1% over 1Q01. Favorable securities trading gains are mainly a result of lower medium-term interest rates (1-3 years) in 1Q02, as well as to the contraction in real interest rates, which favored the valuation of the Bank's position in Udibonos. Therefore, trading continues to act as a natural hedge against the effect lower interest rates have on the net interest margin.

Banking Business: Non-Interest Income Millions of Pesos	3 Months 2002	3 Months 2001	1Q 2002	4Q 2001	1Q 2001
Non-interest income	**3,365**	**2,901**	**3,365**	**3,111**	**2,901**
Net commissions and fee income	**2,660**	**2,297**	**2,660**	**2,462**	**2,297**
Account management	516	465	516	547	465
Money transfers and remittances	328	228	328	342	228
Credit card and ATMs	656	520	656	708	520
Mutual fund management	241	242	241	231	242
Pension fund and SAR management	725	711	725	443	711
Other	194	131	194	191	131
Trading income	**705**	**604**	**705**	**649**	**604**
Securities	470	166	470	296	166
Currency exchange	235	438	235	353	438

Non-Interest Expense

Total operating expenses for the Banking Business reached Ps. 4,426 million in 1Q02, a 6.7% drop versus the previous quarter and 12.8% versus 1Q01. This positive trend in expenses over the quarter is a result of cost-savings from the integration process, as well as by the initiation of the reengineering program. Consequently, the Banking Business' efficiency ratio reached 57.4% in 1Q02, versus 59.9% in 1Q01.

Banking Business: Non-Interest Expense Millions of Pesos	**3 Months 2002**	**3 Months 2001**	**1Q 2002**	**4Q 2001**	**1Q 2001**
Non-interest Expense	**4,426**	**5,077**	**4,426**	**4,745**	**5,077**
Wages and employee benefits	2,000	2,048	2,000	1,927	2,048
Administrative & operating expenses	1,292	1,627	1,292	1,587	1,627
Rents, depreciation & amortization	569	749	569	515	749
Taxes other than income tax and profit-sharing	229	298	229	361	298
Contribution to IPAB	336	355	336	355	355

Breakdown Analysis of Income and Expenses

The steep drop in interest rates in Mexico over the past twelve months has translated into a contraction in the Banking Business' net interest margin. Nonetheless, this has fostered growth in other sources of income, since it allows for the development of new business opportunities, such as fee income from mutual fund management and investment banking activity. Additionally, this has driven trading income boosted by gains in valuation of fixed-income securities holdings and has been a catalyst for the Bank's cost reduction efforts.

Fee income as a percent of total average assets accounts for an additional 8 basis points in 1Q02 than in 1Q01, whereas total expenses dropped from 1.23% of total average assets in 1Q01 to 1.06% in 1Q02, a 17-basis point reduction.

As a result of the above, the difference between total income and total expenses as a percentage of total average assets has remained stable -dropping a mere 4 basis points in the last year-. Thus, it is fair to state that the Banking Business has been able to absorb practically the entire effect of the contraction in interest rates via fees on services and trading, as well as by reducing operating expenses.

Banking Business: Income and Expense Breakdown Analysis Millions of Pesos	**3 Months 2002**	**3 Months 2001**	**1Q 2002**	**4Q 2001**	**1Q 2001**
Net interest income	4,341	5,562	4,341	5,318	5,562
Commission and fee income	2,660	2,297	2,660	2,462	2,297
Trading income	705	604	705	649	604
Total income	7,706	8,463	7,706	8,429	8,463
Total expenses	4,426	5,077	4,426	4,745	5,077
Total Average Assets	**417,888**	**413,690**	**417,888**	**420,729**	**413,690**
Net interest margin	1.04%1	.34%	1.04%	1.26%	1.34%
Commission and fee income	0.64%	0.56%	0.64%	0.59%	0.56%
Trading income	0.17%0	.15%	0.17%	0.15%	0.15%
Total income (A)	1.84%2	.05%	1.84%	2.00%	2.05%
Total expenses (B)	1.06%	1.23%	1.06%	1.13%	1.23%
Difference (A-B)	**0.78%**	**0.82%**	**0.78%**	**0.88%**	**0.82%**

Other Income (Expense) (Net)

In 1Q02, other expenses totaled Ps. 110 million. The main breakdown is a Ps. 42 million charge related to the sale of certain real estate assets and a Ps. 32 million charge on the sale of other diverse assets.

Banking Business: Balance Sheet

Cash and Due From Banks

The cash and due from banks balance for 1Q02 dropped Ps. 11,906 million as a consequence of the seasonal contraction in demand deposits.

Investments in Securities

The balance of trading securities rose Ps. 6,345 million over the quarter. This increase is attributable to treasury strategies and is compensated by higher interbank funding balances.

Performing Loans

The total performing loan portfolio for the Banking Business was Ps. 150,172 million at the end of 1Q02. The consumer loan portfolio continues to show a solid growth trend -reaching Ps. 15,226 million at the end of March- increasing 30.2% over the last twelve months.

Alternatively, lower commercial loan balances are associated to increased investment banking activity in Mexico. This quarter, Bancomer participated in investment banking transactions that totaled Ps. 17,724 million. The Bank's market share in fixed-income transaction for the quarter was 34.4%.

Banking Business: Performing Loans[1] Millions of Pesos		Commercial	Financial Entities	Consumer	Mortgage	Government Entities	Total
1Q02	Pesos	30,993	0	15,226	10,880	13,848	**70,947**
	US$	28,861	0	0	0	5,448	**34,309**
	UDIS	1,779	0	0	31,213	11,924	**44,916**
	Total	**61,633**	**0**	**15,226**	**42,093**	**31,220**	**150,172**
4Q01	Pesos	33,191	0	14,622	11,003	13,486	**72,302**
	US$	30,465	0	0	0	5,643	**36,108**
	UDIS	1,929	0	0	32,471	12,010	**46,410**
	Total	**65,585**	**0**	**14,622**	**43,474**	**31,139**	**154,820**
1Q01	Pesos	30,084	0	11,696	11,177	23,644	**76,601**
	US$	33,890	0	0	0	3,318	**37,208**
	UDIS	2,013	0	0	35,342	12,351	**49,706**
	Total	**65,987**	**0**	**11,696**	**46,520**	**39,313**	**163,516**

(1) Excludes FOBAPROA.

Fobaproa

The balance of the Fobaproa/IPAB notes for the Banking Business, net of deposits in checking accounts reached Ps. 113,058 million at the end of March 2002. Net of reserves worth Ps. 26,660 million, the total balance reached Ps. 86,398 million as of the same date.

Banking Business: Fobaproa/IPAB Notes Millions of Pesos, March 2002	Notes with "loss sharing"	Notes without "loss sharing"	Total
Gross balance of notes	87,448	40,450	127,898
Deposits in checking accounts	14,214	626	14,840
Balance of notes net of deposits	**73,234**	**39,824**	**113,058**
Reserves	26,660	0	26,660
Balance of notes net of reserves	**46,574**	**39,824**	**86,398**

The balance of Fobaproa notes with loss-sharing or incentive schemes, net of checking account deposits, was Ps. 73,234 million as of the end of March, 2002. Net of reserves, this balance reached Ps. 46,574 million as of the same date. Recoveries (including repossessed assets) accounted for 20.3% of the gross note as of March, 2002.

Banking Business: Fobaproa Notes with Loss Sharing Millions of Pesos, March 2002	Balance			Recovery as % of Gross Balance		
	Commercial	Mortgage	Total	Commercial	Mortgage	Total
Gross balance of notes	65,398	22,050	87,448			
Deposits in checking accounts	(10,273)	(3,941)	(14,214)	15.7%	17.9%	16.3%
Balance of notes net of deposits	**55,125**	**18,109**	**73,234**			
Reserves	(22,132)	(4,528)	(26,660)			
Net balance of notes	**32,993**	**13,581**	**46,574**			
Recoverable base						
Repossessed assets	3,340	202	3,542	5.1%	0.9%	4.1%
Originating loans	7,718	10,127	17,845			
Accumulated interest	7,235	4,577	11,812			
Total	**18,293**	**14,906**	**33,199**	20.8%	18.8%	20.3%

The maximum contingency on Fobaproa notes as of March 31, 2002 was Ps. 26,660 million, including Ps. 8,342 million of the incentive scheme. This contingency is 100% reserved as of March 2002, assuming 0% recovery. Any future recoveries on this portfolio would be registered as income for the bank. Assuming a scenario of 20% recovery on the base, the bank could register income of Ps. 1,726 million.

Recoveries (Millions of Pesos) **As a % of Recoverable Base** **As a % of Fobaproa Note**	**0%** **0%**	**20%** **9%**	**40%** **18%**	**60%** **27%**
Balance of notes net of deposits	73,234	73,234	73,234	73,234
Additional recovery	0	(6,640)	(13,279)	(19,919)
Net balance	**73,234**	**66,594**	**59,955**	**53,315**
Loss sharing (25% of Balance of notes net of deposits)(1)	18,318	16,663	15,003	13,343
Incentive scheme	8,342	8,271	7,784	7,244
Total contingency	26,660	24,934	22,787	20,587
Current reserves	(26,660)	(26,660)	(26,660)	(26,660)
Maximum additional contingency (benefit)	**0**	**(1,726)**	**(3,872)**	**(6,073)**

(1)In the case of a note totaling Ps.282 million, the loss sharing is 30%

Asset Quality

Loan Portfolio Rating

At end-1Q02, A and B rated loans accounted for 94.0% of the total loan portfolio, compared to 89.2% as of March 2001. Reserve requirements on this portfolio stood at Ps. 13,460 million at the end of 1Q02, which includes 100% reserves on past-due interest and charge-offs taken after the portfolio rating.

Banking Business: Loan Portfolio Rating Millions of Pesos **Risk Level**	**Balance**	**%**	**Reserve**	**%**
A	256,740	87.2%	690	5.1%
B	20,012	6.8%	2,420	17.7%
C	9,252	3.1%	3,470	25.4%
D	5,311	1.8%	3,778	27.7%
E	3,061	1.0%	3,284	24.1%
TOTAL	**294,376**	**100.0%**	**13,642**	**100.0%**
Minus: Loan charge-offs			182	
Total requirement	**294,376**		**13,460**	

Commerical loan rating based on end-of-March balances and mortgage and consumer loan ratings on end-of-February balances
Commerical loans include the gross balance of the Fobaproa/IPAB notes

Non-Performing Loans

The non-performing loan balance dropped 6.2% in 1Q02 and 35.4% over the past twelve months, closing at Ps. 12,012 million at the end of March 2002, mainly attributable to the 10.0% drop in non-performing commercial loans over the quarter, and 50.0% over the past twelve months. The NPL ratio thus stood at 4.8% at March 2002, comparing favorably to 6.9% at March 2001, and 5.0% at December 2001.

Banking Business: Non-Performing Loans Millions of Pesos		Commercial	Financial Entities	Consumer	Mortage	Government Entities	Total
1Q02	Pesos	1,578	0	918	2,445	0	**4,941**
	US$	2,685	0	0	0	0	**2,685**
	UDIS	862	0	0	3,524	0	**4,386**
	Total	**5,125**	**0**	**918**	**5,969**	**0**	**12,012**
4Q01	Pesos	1,762	0	908	2,914	0	**5,584**
	US$	2,886	0	0	0	0	**2,886**
	UDIS	1,045	0	0	3,295	0	**4,340**
	Total	**5,694**	**0**	**908**	**6,209**	**0**	**12,810**
1Q01	Pesos	5,105	0	923	4,525	0	**10,554**
	US$	3,868	0	0	0	0	**3,868**
	UDIS	1,196	0	0	2,966	0	**4,161**
	Total	**10,168**	**0**	**923**	**7,491**	**0**	**18,583**

Provisions for Loan Losses

A total of Ps. 620 million in loan loss provisions were registered on the income statement in 1Q02, equivalent to 0.4% of total loans as of December 2001. With these additional reserves, the past-due loan coverage ratio was 112.1% as of March 2002.

Banking Business: Loan Loss Provisions Millions of Pesos	3 Months 2002	3 Months 2001	1Q 2002	4Q 2001	1Q 2001
Provisions for loan losses (end-of-period)	**13,464**	**20,701**	**13,464**	**14,336**	**20,701**
As % of end-of-period gross loans[1]	**8.3**	**11.4**	**8.3**	**8.6**	**11.4**
As % of end-of-period gross past-due loans	**112.1**	**111.4**	**112.1**	**111.9**	**111.4**
Allocation to provisions	**1,487**	**5,748**	**1,487**	**2,783**	**5,748**
Provisions for loan losses					
Balance of the bigining of the quarter	14,336	24,545	14,336	15,935	24,545
Plus:					
Charges to results for the quarter	620	379	620	1,314	379
Charges-off recoveries	56	22	56	35	22
Others[2]	-	1,728	-	-	1,728
	676	2,129	676	1,349	2,129
Minus:					
Charge-offs for credit card loans	(99)	-	(99)	(128)	-
Charge-offs for commercial loans	(309)	(5,100)	(309)	(1,630)	(5,100)
Charge-offs for mortgage loans	(722)	(289)	(722)	(576)	(289)
Subtotal Charge-offs for loans	(1,130)	(5,389)	(1,130)	(2,334)	(5,389)
Applications to performing commercial loans (Punto Final)	(8)	(13)	(8)	(24)	(13)
Applications to performing mortgage loans (Punto Final)	(349)	(347)	(349)	(424)	(347)
Subtotal applications to performing loans	(357)	(360)	(357)	(448)	(360)
Monetary loss	(61)	(225)	(61)	(166)	(225)
	(1,548)	(5,973)	(1,548)	(2,948)	(5,973)
Balance as end of the quarter	**13,464**	**20,701**	**13,464**	**14,336**	**20,701**

(1) Excludes Fobaproa/IPAB

(2) Includes loan loss provisions reinstated related to the rent program totaling Ps.1,522 million

The cost of debtor-support programs in 1Q02 was Ps. 357 million. The balance of mortgage loans and commercial loans benefiting from these programs was Ps. 28,391 million and Ps. 802 million, respectively, as of March 2002.

Deferred Taxes

As of 1Q02, the closing balance of net deferred taxes for the Banking Business dropped Ps. 615 million to close at Ps. 24,448 million as of March 2002. The breakdown of this amount was Ps. 26,035 million in deferred tax assets and Ps. 1,587 million in deferred tax liabilities.

Of total deferred tax assets as of March 2002, 53.1% is accounted for by loan-loss provisions, 37.4% by tax-loss carryforwards, and the remaining 9.5% by tax losses on equity sales.

Deposits

Total deposits for the Banking Business as of 1Q02 reached Ps. 360,458 million, a 3.0% increase over the past twelve months. Including repurchase agreements, total deposits as of 1Q02 reached Ps. 491,977 million, a 7.8% increase over March 2001.

It is worth highlighting demand deposit growth of 12.0% to Ps. 123,730 million. Thus, as of March 2002, demand deposits account for 41.0% of total banking deposits, versus 35.7% as of March 2001. In 1Q02, there was a seasonal contraction in total deposits of 5.3%, mainly as a result of treasury time deposits dropping 26.5% over the quarter. Excluding the latter, total network's deposits would drop only 2.6% versus 4Q01.

Also noteworthy is the growth in fixed-income mutual funds over the past twelve months of 45.2%. The latter is mainly due to the steep drop in interest rates over such period, encouraging the substitution of bank deposits for this type of investment.

Banking Business: Funding Millions of Pesos		Checking & Savings	Time/ Branch Network	Bank Bonds	Mutual Funds	Network Deposits	Time/ Treasury	Total Deposits
1Q02	Pesos	103,496	139,309	501	58,325	301,631	29,432	331,062
	US$	20,234	7,620	0	0	27,854	1,227	29,080
	UDIS	0	7	0	0	7	309	316
	Total	**123,730**	**146,935**	**501**	**58,325**	**329,491**	**30,967**	**360,458**
4Q00	Pesos	114,285	138,519	508	52,573	305,885	41,302	347,186
	US$	19,760	12,601	0	0	32,361	243	32,605
	UDIS	0	42	0	0	42	604	646
	Total	**134,045**	**151,162**	**508**	**52,573**	**338,288**	**42,149**	**380,437**
1Q01	Pesos	93,656	152,024	1,259	40,160	287,099	26,302	313,401
	US$	16,828	10,655	0	0	27,483	5,349	32,831
	UDIS	0	3,386	0	0	3,386	450	3,836
	Total	**110,485**	**166,065**	**1,259**	**40,160**	**317,968**	**32,100**	**350,069**

Debt

In 1Q02, short-term bank debt for the Banking Business increased Ps. 9,639 million on account of the Bank's trading strategies, related to the increase in trading securities. Furthermore, long-term debt dropped 9.9% to Ps. 24,986 million as a result of the Bank's lower long-term funding requirements.

Banking Business: Debt Millions of Pesos		Loans on Demand	Short Term Loans	Short Term Debt	Long Term Loans	Subordinated Debentures	Long Term Debt	Total Debt
1Q02	Pesos	5,230	19,014	24,244	8,522	2,709	11,231	35,475
	US$	352	3,909	4,261	10,199	3,556	13,755	18,016
	UDIS	0	0	0	0	0	0	0
	Total	**5,583**	**22,923**	**28,506**	**18,721**	**6,265**	**24,986**	**53,492**
4Q01	Pesos	1,779	11,280	13,059	9,087	2,797	11,884	24,943
	US$	1,328	4,480	5,808	11,059	3,531	14,590	20,398
	UDIS	0	0	0	0	1,262	1,262	1,262
	Total	**3,107**	**15,760**	**18,867**	**20,145**	**7,591**	**27,736**	**46,603**
1Q01	Pesos	4,742	1,510	6,252	10,784	3,017	13,801	20,053
	US$	1,695	7,181	8,876	16,654	5,601	22,254	31,130
	UDIS	0	0	0	8	1,290	1,297	1,297
	Total	**6,437**	**8,691**	**15,128**	**27,445**	**9,907**	**37,352**	**52,480**

Capitalization

The Banking Business' estimated total capitalization ratio as of March 2002, including market risk, was 14.9% with Tier 1 capitalization ratio as of the same date of 11.4%, compared to 13.4% and 9.5% (based on 2002 rules), respectively, as of December 2001. For additional information regarding capitalization ratios for Bancomer and Bancomer Servicios, see Condensed Notes (page 32).

Based on pro-forma 2003 capitalization rules, the Banking Business' total estimated capitalization ratio as of March 2002 would be 12.3%, including market risk, and the Tier 1 capitalization ratio would be 8.3%.

These solid capitalization ratios guarantee capital adequacy for the Banking Business to capitalize on the opportunities resulting from the expected growth in loan demand.

Banking Business: Capitalization Millions of Pesos	**March 2002**		**December 2001**		**March 2001**	
Tier-1 Capital	26,117		29,371		23,994	
Tier-2 Capital	7,862		8,390		12,010	
Net Capital	**33,979**		**37,762**		**36,004**	
	Credit Risk	Credit and market risk	Credit Risk	Credit and market risk	Credit Risk	Credit and market risk
% of Risk weighted assets						
Tier-1 Capital	14.5%	11.4%	14.5%	12.2%	11.5%	9.6%
Tier-2 Capital	4.3%	3.5%	4.1%	3.5%	5.8%	4.8%
Net Capital	**18.8%**	**14.9%**	**18.6%**	**15.7%**	**17.3%**	**14.4%**
Risk weighted assets	180,795	228,640	203,224	241,197	207,908	250,331

Non-Banking Businesses

Afore Bancomer

Afore Bancomer reported net income of Ps. 295 million in 1Q02, 3.9% higher than in 1Q01. Total equity reached Ps. 1,253 million as of March 2002. Last March, Afore Bancomer declared a dividend payment of Ps. 890 million, of which Ps. 600 million were paid out in 1Q02 and the remaining Ps. 290 million will be paid in 2Q02.

Siefore Bancomer reached Ps. 56,281 million in assets under management as of February 28, 2002, equivalent to 38.2% growth over the past year, and accounting for 21.9% of total market share. As of March 2002, Afore Bancomer reached a total of 3.8 million clients, equivalent to 14.2% of the entire system.

Seguros Bancomer

Net income for 1Q02 was Ps. 53 million for Seguros Bancomer, 9.1% higher than in 1Q01. Total issued premiums in 1Q02 totaled Ps. 775 million, 9.2% more than the same period last year. Taking into account only premiums issued at the branch network, growth versus 1Q01 was 20.7%. Shareholder's equity reached Ps. 807 million as of March 31, 2002, translating into return on average equity of 24.5%. Seguros Bancomer has successfully maintained its leadership in the bancassurance market with 40.4% share of issued premiums.

Pensiones Bancomer

Pensiones Bancomer reported net income of Ps. 33 million in 1Q02. Shareholder's equity as of March 31, 2002 stood at Ps. 343 million, which led to 42.0% return on average equity. This company is leader in the pension fund industry in Mexico with Ps. 11,242 million in assets under management as of February 2002, equal to 21.0% total market share.

Casa de Bolsa Bancomer

The brokerage business grossed Ps. 36 million in net income in 1Q02, a 22.9% increase year-on-year. Shareholder's equity as of March 31, 2002 reached Ps. 783 million, leading to 19.3% return on average equity for the quarter.

Bancomer Transfer Services

Bancomer Transfer Services netted Ps. 77 million in operating profit in 1Q02, a 62.1% increase over 1Q01. Bancomer Transfer Services carried out 2.5 million transactions over the quarter, 41.0% more than in the same year-earlier period. The total amount of money transfers was USD 919 million in 1Q02, 48.4% higher than in 1Q01.

Bancomer Gestión

Bancomer Gestión reported net income of Ps. 20 million in 1Q02, its first full quarter since it began operations on December 4, 2001.

Appendix

GFBB's equity stake breakdown by subsidiary is detailed in the following table:

	1Q 2002	4Q 2001	1Q 2001
Bancomer	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%
Seguros BBV Probursa	0.00%	0.00%	99.99%
Pensiones Bancomer	99.99%	99.99%	99.99%
Crédito Familiar	0.00%	0.00%	51.00%
GFB Servicios	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	99.99%	0.00%

All figures included in this report are expressed in constant peso (Ps.) terms as of March 31, 2002. All growth rates included in this report are in real peso terms. Figures have been converted from nominal Pesos using the following UDI inflation adjustment factors:

	1Q 2002	4Q 2001	1Q 2001
End-of-period (Ps. per UDI)	3.0878	3.0553	2.9482
Inflation adjustment factor	1.0000	1.0106	1.0474

Conversion of nominal Pesos into U.S. Dollars may be obtained by using the following exchange rates:

	3 Months 2002	3 Months 2001	1Q 2002	4Q 2001	1Q 2001
End-of-period	9.0160	9.4933	9.0160	9.1695	9.4933
Average	9.1161	9.6970	9.1161	9.2527	9.6970

The financial statements included in this report, consolidated with those of the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation, were prepared according to the Accounting Principles Applicable to Financial Holding Companies, issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) ("CNBV") according to Article 30 of the Law of Financial Institutions, of general observance and compulsory, consistently applied, reflecting the operations carried out by the holding company, the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation until the stated date, which were performed and valued according to sound practices and applicable legal and administrative dispositions.

Following ruling 1489 of the CNBV, Grupo Financiero BBVA Bancomer's financial statements have been prepared on a consolidated basis. Consolidated companies include Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos, and Bancomer Gestión.

The financial statements of the Banking Business have also been prepared on a consolidated basis, in accordance to ruling 1488 of the CNBV. Consolidated subsidiaries include, among others: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Bank and Trust, Mano de Obra para Construcción, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer, Inmobiliaria Corbema, BBV Derivados México, Nueva Inmobiliaria and Opción Volcán.

The financial information contained in this report is based on the unaudited financial statements of GFBB and each one of its subsidiaries, and has been prepared in accordance with the rules, regulations, and accounting principles set forth by Mexican regulatory authorities.

According to transitory dispositions in CNBV's Ruling 1488, as of 2002, mortgage loans that are past-due for 150 days are considered non-performing.

GFBB calculates ROAE netting out from stockholders' equity the net income for the period.

Commercial Loan Portfolio Rating

Through letter N° 601-II-803 dated January 30, 2002, the National Banking and Securities Commission ("Comisión Nacional Bancaria y de Valores") allowed this Institution the temporary and conditioned usage of its intern debtor risk rating model. The rating of the loans and its provisioning are done according to disposition seventeen of December 29, 2000, Ruling 1480.

Bancomer's rating methodology (Bancomer Risk Rating "BRR") establishes the credit quality of a client through the weighting of the ratings obtained through five risk criteria: Behavior, Historical Payment Capacity, Debt Capacity, Future Payment Capacity and Macroeconomic Conditions. These criteria represent the assessment of the client's profile, financial situation of the company and economic situation of the industry, and its measured through the evaluation of several quantitative and qualitative credit-risk factors, which are weighted through the application of a single algorithm and fixed-weighting parameters. The design of such algorithm and its related weightings are the result of the application of statistical and econometric analysis on historical data from several years.

The internal rating system has eight risk levels. Ratings 1 to 4 represent an acceptable risk level, 5 is a "watch-list" risk level and ratings 6 through 8 represent an unacceptable risk level, where 8 implies a situation of default. The following matrix summarizes the BRR levels:

Level
1. Exceptional
2. Superior
3. Good
4. Adequate
5. Potential weakness
6. Existing weakness
7. Critical weakness
8. Loss

The correlation of the BRR and the Regulatory Risk Rating is the result of a comparative analysis between the BRR's debtor rating matrix equivalent and the CNBV's debtor rating matrix, which was presented in the Ruling 1480. Furthermore, this correlation is based on the equivalent default probability between the BRR and the CNBV debtor risk rating:

BRR	Equivalence with CNBV Rating	Payment History
1	A1	
2	A1	
3	A2	
4	B	
5	B	If delay is lower than 30 days
5	C1	If delay is 30 or more days
6	C1	If delay is lower than 30 days
6	C2	If delay is 30 or more days
7	D	
8	E	

The BRR has been applied to the commercial loan portfolio allowing to establish risk rankings that discriminate adequately our clients in the portfolio and that have been the fundamental validation of the model itself. Given that its application has been done by internally-certified executives, this implies an important effort of training of the executives involved, both in the business units and in the central loan admission areas.

The rating is a centerpiece of the whole credit process, and an important tool for:

- *Establishing standards to discriminate between risk levels*
- *Adequately structuring the loans*
- *Proposing risk exposure limits*
- *Following up on the debtors' loan quality*

This way, the Institution guarantees a level of reserves in accordance to the risk related to its portfolio and the current regulation.

Financial Statements

Grupo Financiero BBVA Bancomer

- Consolidated Balance Sheet
- Consolidated Memorandum Accounts
- Consolidated Income Statement
- Consolidated Statement of Changes in Financial Situation
- Consolidated Statement of Changes in Stockholders' Equity

Banking Business

- Balance Sheet
- Memorandum Accounts
- Income Statement
- Condensed Notes

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

Expressed in terms of purchasing power as of March 31, 2002

Millions of Pesos	Mar 2002	Dec 2001	Sep 2001	Jun 2001	Mar 2001
ASSETS					
Cash and due from banks	**53,305**	**65,206**	**67,914**	**46,390**	**47,571**
Investment in securities	**68,730**	**65,183**	**47,147**	**46,782**	**54,572**
Tradable	42,659	36,164	14,937	13,654	20,474
For sale	5,398	8,049	10,734	7,129	7,685
Held to maturity	20,673	20,970	21,476	25,999	26,413
Transactions with securities and derivatives	**415**	**133**	**209**	**337**	**278**
Balance on repo transactions	43	39	196	14	14
Derivatives	372	94	13	323	264
Performing loans					
Commercial	61,633	65,585	66,296	65,297	65,746
Loans to financial entities	0	0	0	0	0
Consumer	15,225	14,622	13,682	12,910	11,936
Mortgage	42,093	43,474	44,441	45,610	46,519
Government entities	31,220	31,139	31,423	34,747	39,314
Loans to FOBAPROA or IPAB	86,398	86,666	87,601	87,833	87,615
Total performing loans	**236,569**	**241,486**	**243,443**	**246,397**	**251,130**
Past-due loans					
Commercial	5,125	5,694	7,019	6,581	10,168
Consumer	918	907	943	970	925
Mortgage	5,969	6,209	7,138	7,119	7,491
Total past-due loans	**12,012**	**12,810**	**15,100**	**14,670**	**18,584**
Total loan portfolio	**248,581**	**254,296**	**258,543**	**261,067**	**269,714**
Provisions for loan losses	(13,464)	(14,336)	(15,960)	(16,482)	(20,720)
Net loan portfolio	**235,117**	**239,960**	**242,583**	**244,585**	**248,994**
Receivables, sundry debtors & adv. payments (net)	5,380	5,189	7,982	7,293	7,770
Fixed assets (net)	15,218	15,455	15,739	17,686	17,933
Repossessed assets	3,588	3,871	4,163	4,569	5,181
Permanent equity investments	3,049	3,348	3,878	4,285	4,132
Deferred taxes (net)	24,666	25,294	25,915	25,999	26,686
Other assets	**6,369**	**6,430**	**6,593**	**6,767**	**6,904**
Goodwil	4,906	4,973	5,039	5,106	5,177
Other assets, deferred charges & intangible	1,463	1,457	1,554	1,661	1,727
TOTAL ASSETS	**415,837**	**430,069**	**422,123**	**404,693**	**420,021**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Continued)
Expressed in terms of purchasing power as of March 31, 2002

Millions of Pesos	Mar 2002	Dec 2001	Sep 2001	Jun 2001	Mar 2001
LIABILITIES					
Deposits	**300,781**	**326,634**	**312,375**	**306,948**	**309,256**
Demand deposits	123,666	133,595	125,742	115,732	110,183
Time deposits	176,614	192,531	185,397	189,972	197,814
Bank bonds	501	508	1,236	1,244	1,259
Bank and other loans	**47,227**	**39,012**	**44,907**	**32,642**	**42,573**
Loans on demand	5,582	3,107	3,148	1,583	6,437
Short-term	22,924	15,760	19,564	5,895	8,691
Long-term	18,721	20,145	22,195	25,164	27,445
Transactions with securities and derivatives	**1,053**	**306**	**1,047**	**377**	**67**
Repo operations	66	0	183	14	48
Securities to be delivered in loan operations	470	0	465	0	0
Investment in derivatives	517	306	399	363	19
Other liabilities	**11,265**	**8,506**	**7,649**	**8,283**	**10,467**
Income and profit-sharing taxes payable	290	481	494	363	515
Sundry liabilities (net)	10,975	8,025	7,155	7,920	9,952
Subordinated debentures	**6,265**	**7,591**	**7,994**	**7,793**	**9,907**
Deferred credits	**46**	**54**	**1,152**	**1,612**	**1,502**
Excess of the book value over the cost of securities	0	0	0	1	1
Other deferred credits	46	54	1,152	1,611	1,501
TOTAL LIABILITIES	**366,637**	**382,103**	**375,124**	**357,655**	**373,772**
EQUITY					
Paid-in capital	**64,122**	**64,122**	**64,122**	**64,122**	**64,132**
Capital stock	2,744	2,744	2,744	2,732	2,725
Additional paid-in capital	61,378	61,378	61,378	60,939	60,641
Subordinated debentures mandatorily convertible	0	0	0	451	766
Earned capital	**(19,747)**	**(21,256)**	**(22,448)**	**(22,142)**	**(23,191)**
Capital reserves	7,224	7,224	7,224	7,224	7,224
Translation of foreign operations	(9)	(6)	13	(2)	10
Retained earnings	(4,655)	(10,879)	(10,894)	(9,439)	(9,282)
Unrealized change in valuation of for-sale securities	(2,096)	(2,073)	(1,876)	(1,626)	(1,421)
Cumulative effect of restatement	(20,788)	(20,787)	(20,791)	(20,786)	(20,788)
Result from ownership of non-monetary assets (RONMA)	(1,011)	(891)	(847)	(856)	(766)
RONMA Permanent investments in shares	*(461)*	*(451)*	*(512)*	*(705)*	*(566)*
RONMA others	*(550)*	*(440)*	*(335)*	*(151)*	*(200)*
Net income of the period	1,588	6,156	4,723	3,343	1,832
Equity	**44,375**	**42,866**	**41,674**	**41,980**	**40,941**
Minority interest of capital notes	**317**	**466**	**451**	**372**	**337**
Minority interest of subsidiaries	**4,508**	**4,634**	**4,874**	**4,686**	**4,971**
TOTAL SHAREHOLDERS' EQUITY	**49,200**	**47,966**	**46,999**	**47,038**	**46,249**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**415,837**	**430,069**	**422,123**	**404,693**	**420,021**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Memorandum Accounts)

Expressed in terms of purchasing power as of March 31, 2002

Millions of Pesos

TRANSACTIONS ON BEHALF OF THIRD PARTIES		GFBB'S OWN OPERATIONS	
Customer's current accounts		**Control Accounts**	
Cash balances	2	Guarantees granted	858
Transaction settlements	5,041	Irrevocable lines of credit	4,197
	5,043	Assets in trust or mandate	459,021
		Assets in custody	81,819
Customer securities		Other contingent obligations	988
Customer securities held in custody	193,578	Amounts committed in transactions with Fobaproa/IPAB	147,764
Securities and notes held in guarantee	3	Securities delivered in custody	668
Foreign client's assets	0	Government securities held in custody	156
	193,581	Others	2
			695,473
Transactions on behalf of customers			
Repurchase and resale transactions	6,039		
Securities on loan (lending party)	3		
Purchase transactions (option price)	4	**Repurchase and resale operations**	
	6,046	Securities receivable under resale transactions	157,661
Investment banking transactions on behalf of third parties (net)	9,387	Less - resale transactions	157,737
			(76)
		Repurchase agreement debtors	76,554
		Less - Payables on repurchase agreements	76,499
			55
TOTAL TRANS. ON BEHALF OF THIRD PARTIES	**214,057**	**TOTAL FROM GFBB´s OPERATIONS**	**695,452**
Historical Paid-in Capital	1,015	Shares given in custody (units)	17,851,719,142

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of March 31, 2002

Millions of Pesos	3 Months 2002	3 Months 2001	1Q 2002	4Q 2001	3Q 2001	2Q 2001	1Q 2001
Total interest income	11,613	18,777	11,613	11,709	13,088	15,615	18,777
Total interest expense	(7,473)	(13,586)	(7,473)	(6,711)	(8,191)	(10,899)	(13,586)
Net interest income before monetary result	**4,140**	**5,191**	**4,140**	**4,998**	**4,897**	**4,716**	**5,191**
Monetary gain (loss)(interest income)	209	430	209	371	203	364	430
Net interest income	**4,349**	**5,621**	**4,349**	**5,369**	**5,100**	**5,080**	**5,621**
Provisions for loan losses	(620)	(382)	(620)	(1,318)	(454)	(353)	(382)
Net interest income after provisions	**3,729**	**5,239**	**3,729**	**4,051**	**4,646**	**4,727**	**5,239**
Non-interest income	**3,525**	**2,979**	**3,525**	**3,216**	**2,608**	**3,534**	**2,979**
Commision and fee income	3,185	2,744	3,185	3,034	3,275	2,823	2,744
Commission and fee expense	(400)	(382)	(400)	(484)	(365)	(371)	(382)
Trading income	740	617	740	666	(302)	1,082	617
Operating revenues	**7,254**	**8,218**	**7,254**	**7,267**	**7,254**	**8,261**	**8,218**
Non-interest expense	(4,511)	(5,166)	(4,511)	(4,902)	(4,973)	(5,147)	(5,166)
Operating income	**2,743**	**3,052**	**2,743**	**2,365**	**2,281**	**3,114**	**3,052**
Other income (expense) (net)	**(288)**	**(383)**	**(288)**	**46**	**13**	**(628)**	**(383)**
Other income (expense) (net)	(111)	(142)	(111)	325	(61)	(408)	(142)
Net monetary gain (loss) from operation	(177)	(241)	(177)	(279)	74	(220)	(241)
Earnings before taxes	**2,455**	**2,669**	**2,455**	**2,411**	**2,294**	**2,486**	**2,669**
Incurred income tax & profit sharing	(184)	(244)	(184)	(25)	(231)	(156)	(244)
Deferred income tax & profit sharing	(595)	(622)	(595)	(693)	(555)	(839)	(622)
Net income before participation in subsidiaries, assoc., & affil.	**1,676**	**1,803**	**1,676**	**1,693**	**1,508**	**1,491**	**1,803**
Participation of subs., assoc. & affil. net income	(14)	99	(14)	(71)	(50)	55	99
Net income from continuous operations	**1,662**	**1,902**	**1,662**	**1,622**	**1,458**	**1,546**	**1,902**
Discontinued operations, extraordinary items and changes in accounting principles	0	0	0	(159)	0	0	0
Minority interest	(74)	(70)	(74)	(30)	(79)	(34)	(70)
Net income	**1,588**	**1,832**	**1,588**	**1,433**	**1,379**	**1,512**	**1,832**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL SITUATION
FROM JANUARY 1 TO MARCH 31, 2002

Expressed in terms of purchasing power as of March 31, 2002

Millones de Pesos	
Operating activities	
Net income before minority interest	1,662
Charges (credits) to income not affecting cash	
Unrealized (gain) loss from valuation at market	(172)
Loan loss provisions	620
Depreciation and amortization	405
Deferred taxes	595
Provisions for sundry liabilities	2,758
Share in results of non-consolidated subsidiaries, associates and affiliates	14
	5,882
Increase or decrease in operating-related items	
Funding (counter and money market)	(25,859)
Loan portfolio, net	4,222
Treasury transactions (financial instruments and securities transactions)	(2,984)
Derivative instrument transactions for trading purposes	50
Bank and other loans	8,215
Funds generated (used in) operating activities	**(10,474)**
Financig activities	
Subordinated debt non-convertible to equity	(1,326)
Subordinated debt convertible to equity	0
Conversion of subordinated debt to equity	0
Payment of cash dividends by Afore Bancomer (minority equity)	(223)
Equity	(7)
Capital notes minority interest	(126)
Funds generated (used in) financing activities	**(1,682)**
Investment activities	
Fixed assets	(128)
Equity investments	277
Repossessed assets	283
Other assets, charged and deferred credits	(177)
Funds used in investing activities	**255**
Increase in cash & cash equivalents	**(11,901)**
Cash & equivalents at beginning of period	**65,206**
Cash & equivalents (end-of-period)	**53,305**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FROM JANUARY 1 TO MARCH 31, 2002

Expressed in terms of purchasing power as of March 31, 2002

Millions of Pesos	Majority Interest									Minority Interest	Capital Notes Minority Interest	Total Equity
	Paid-in Capital		Other Capital									
	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Unrealized change valuation for-sale securities	Gain on translation of foreign operations	Cumulative effect of restatement	Res. from own. of Non-mon assets	Net income			
Balance as of Dec 31 '01 in Mar '02 Pesos	2,744	61,378	7,224	(10,885)	(2,073)	1	(20,787)	(891)	6,156	466	4,634	47,967
Movements due to Shareholders decisions												
Majority interest:												
Transfer of 2001 income				6,156					(6,156)			
Minority interest:												
Afore Bancomer dividend payment										(223)		(223)
Total				6,156					(6,156)	(223)		(223)
Movements due to recognition of aggregated income												
Net income									1,588	74		1,662
Monetary erosion of subordinated debt											(126)	(126)
Results from non-monetary assets invested in non-listed shares								(120)				(120)
Surplus (Deficit) for-sale instruments					(23)							(23)
Conversion effect from foreign operations				11		(10)	(1)					
Adjustment of subsidiaries past net income				63								63
Total				74	(23)	(10)	(1)	(120)	1,588	74	(126)	1,456
Balance as of March 31, 2002	**2,744**	**61,378**	**7,224**	**(4,655)**	**(2,096)**	**(9)**	**(20,788)**	**(1,011)**	**1,588**	**317**	**4,508**	**49,200**

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of March 31, 2002

Millions of Pesos	Mar 2002	Dec 2001	Sep 2001	Jun 2001	Mar 2001
ASSETS					
Cash and due from banks	**53,238**	**65,144**	**67,854**	**46,431**	**47,862**
Investment in securities	**68,485**	**65,086**	**46,703**	**46,645**	**54,392**
Trading	42,413	36,068	14,573	13,516	20,294
For sale	5,398	8,049	10,653	7,129	7,684
Held to maturity	20,673	20,969	21,477	25,999	26,414
Transactions with securities and derivatives	**410**	**133**	**186**	**341**	**264**
Debtor balances under repurchase and resale transactions	38	39	173	18	0
Derivatives	345	94	13	323	264
Valores no asignados por liquidar	27	0	0	0	0
Performing loans					
Commercial	61,633	65,585	66,577	65,551	65,987
Financial entities	0	0	0	0	0
Consumer	15,226	14,622	13,376	12,648	11,696
Mortgage	42,093	43,474	44,441	45,610	46,519
Government entities	31,220	31,140	31,423	34,747	39,314
FOBAPROA or IPAB notes	86,398	86,666	87,602	87,833	87,615
Total performing loans	**236,569**	**241,486**	**243,420**	**246,389**	**251,131**
Non-performing loans					
Commercial	5,125	5,694	7,019	6,581	10,168
Consumer	918	908	941	969	923
Mortgage	5,969	6,209	7,138	7,119	7,491
Total non-performing loans	**12,012**	**12,810**	**15,098**	**14,669**	**18,583**
Total loan portfolio	**248,581**	**254,296**	**258,517**	**261,058**	**269,714**
Provisions for loan losses	(13,464)	(14,336)	(15,936)	(16,461)	(20,701)
Total net loan portfolio	**235,117**	**239,960**	**242,582**	**244,597**	**249,012**
Receivables, sundry debtors & advance payments	5,306	5,094	7,911	7,250	7,607
Repossessed assets	3,588	3,871	4,163	4,569	5,181
Fixed assets	15,199	15,435	15,682	17,624	17,848
Equity investments	1,962	2,147	2,591	2,978	2,908
Deferred taxes (net)	24,448	25,063	25,629	25,701	26,370
Other assets	**3,035**	**3,053**	**3,171**	**3,236**	**3,325**
Other assets, deferred charges & intangible	1,416	1,411	1,508	1,551	1,613
Goodwill	1,620	1,641	1,663	1,685	1,712
TOTAL ASSETS	**410,789**	**424,986**	**416,471**	**399,372**	**414,769**

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET (Continued)
Expressed in terms of purchasing power as of March 31, 2002

Millions of Pesos	Mar 2002	Dec 2001	Sep 2001	Jun 2001	Mar 2001
LIABILITIES					
Funding	**302,133**	**327,864**	**312,899**	**307,658**	**309,909**
Deposits on demand	123,730	134,045	125,762	115,837	110,485
Time deposits	177,902	193,311	185,901	190,577	198,165
Bank bonds	501	508	1,236	1,244	1,259
Bank and other loans	**47,227**	**39,012**	**44,907**	**32,642**	**42,573**
Loans on demand	5,583	3,107	3,148	1,583	6,437
Short-term	22,923	15,760	19,564	5,895	8,691
Long-term	18,721	20,145	22,195	25,164	27,445
Transactions with securities and derivatives	**1,048**	**306**	**1,024**	**381**	**54**
Creditor balances under repurchase and resale transactions	60	0	160	18	35
Securities to be delivered in loan operations	470	0	465	0	0
Derivatives	484	306	399	363	19
Other Securities	34	0	0	0	0
Other payables	**11,080**	**8,323**	**7,429**	**8,116**	**10,380**
Income and employee profit-sharing taxes	271	473	488	310	455
Sundry liabilities (net)	10,809	7,851	6,942	7,806	9,925
Subordinated debentures	**6,265**	**7,591**	**7,994**	**7,793**	**9,907**
Deferred credits	**46**	**54**	**1,152**	**1,611**	**1,501**
TOTAL LIABILITIES	**367,798**	**383,150**	**375,406**	**358,200**	**374,324**
EQUITY					
Subscribed capital	**30,432**	**30,432**	**30,432**	**30,432**	**30,442**
Paid-in capital	14,025	14,025	14,025	13,970	13,931
Additional paid-in capital	16,407	16,407	16,407	16,012	15,745
Subordinated convertible debt	0	0	0	451	766
Earned capital	**7,736**	**6,309**	**5,333**	**5,702**	**4,714**
Capital reserves	7,462	7,462	7,462	7,462	7,377
Retained earnings	4,836	(883)	(886)	551	799
Unrealized change in valuation of for-sale securities	(2,057)	(2,025)	(1,839)	(1,600)	(1,413)
Gain on translation of foreign operations	(10)	(6)	2	(3)	10
Surplus (Deficit) of equity restatement	(3,409)	(3,406)	(3,400)	(3,408)	(3,400)
Result from ownership of non-monetary assets (RONMA)	(594)	(553)	(516)	(498)	(433)
RONMA fixed assets	*(3)*	*(3)*	*(3)*	*(3)*	*(3)*
RONMA Permanent investments in shares	*(464)*	*(456)*	*(425)*	*(348)*	*(232)*
RONMA Deferred taxes	*70*	*73*	*77*	*79*	*29*
RONMA Others	*(197)*	*(166)*	*(166)*	*(226)*	*(226)*
Net result for the period	1,507	5,720	4,511	3,196	1,774
Majority equity	**38,169**	**36,741**	**35,765**	**36,134**	**35,156**
Minority interest for capital notes	**4,508**	**4,634**	**4,874**	**4,686**	**4,971**
Minority interest for subsidiaries	**313**	**462**	**426**	**351**	**318**
TOTAL STOCKHOLDERS' EQUITY	**42,990**	**41,837**	**41,065**	**41,171**	**40,445**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**410,789**	**424,986**	**416,471**	**399,372**	**414,769**

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET (Memorandum Accounts)

Expressed in terms of purchasing power as of March 31, 2002

Millions of Pesos	
Guarantees granted	858
Other contingent obligations	988
Irrevocable lines of credit granted	4,197
Assets held in trust or mandate	459,021
Assets in custody or under administration	81,819
Investment banking transactions on behalf of third parties, net	9,387
Amounts committed in transactions with FOBAPROA/IPAB	147,764
	704,034
Securities receivables under resale transactions	131,459
Less - resale transactions	131,519
	(60)
Repurchase transactions	50,335
Less - securities deliverable under repurchase transactions	50,297
	38

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of March 31, 2002

Millions of Pesos	Bancomer	Bancomer Servicios
ASSETS		
Cash and due from banks	**53,238**	**64**
Investment in securities	**67,318**	**1,167**
Trading	41,447	966
For sale	5,197	201
Held to maturity	20,673	0
Transactions with securities and derivatives	**421**	**0**
Debtor balances under repurchase and resale transactions	49	0
Derivatives	345	0
Valores no asignados por liquidar	27	0
Performing loans		
Commercial	61,633	0
Financial entities	0	0
Consumer	15,226	0
Mortgage	42,093	0
Gorvernment entities	31,220	0
FOBAPROA or IPAB notes	86,398	0
Total performing loans	**236,569**	**0**
Non-performing loans		
Commercial	5,125	0
Consumer	918	0
Mortgage	5,969	0
Total non-performing loans	**12,012**	**0**
Total loan portfolio	**248,581**	**0**
Provisions for loan losses	(13,464)	0
Total net loan portfolio	**235,117**	**0**
Receivables, sundry debtors & advance payments	5,177	266
Repossessed assets	3,274	314
Fixed assets	15,142	58
Equity investments	1,792	169
Deferred taxes (net)	21,681	2,767
Other assets	**3,035**	**0**
Other assets, deferred charges & intangible	1,416	0
Goodwill	1,620	0
TOTAL ASSETS	406,195	4,806
LIABILITIES		
Funding	**302,197**	**0**
Loans on demand	123,794	0
Time deposits	177,902	0
Bank bonds	501	0
Bank and other loans	**47,227**	**0**
Loans on demand	5,583	0
Short-term	22,923	0
Long-term	18,721	0
Transactions with securities and derivatives	**1,048**	**11**
Creditor balances under repurchase and resale transactions	60	11
Securities to be delivered in loan operations	470	0
Investment in securities derivatives	484	0
Investment in securities derivatives	34	0
Other payable accounts	**11,083**	**134**
Deferred taxes	271	0
Sundry liabilities (net)	10,812	134
Subordinated debentures outstanding	**6,265**	**0**
Deferred credits	**35**	**12**
TOTAL LIABILITIES	**367,854**	**156**
EQUITY		
Paid-in capital	**24,287**	**6,146**
Capital stock	8,181	5,844
Additional paid-in capital	16,106	301
Subordinated convertible debt	0	0
Earned capital	**9,232**	**(1,496)**
Capital reserves	7,042	420
Retained earnings	6,412	(1,575)
Unrealized loss from valuation of for-sale securities	(2,042)	(15)
Gain on translation of foreign operations	(10)	0
Cumulative effect of restatement	(2,960)	(449)
Result from ownership of non-monetary assets (RONMA)	(516)	(78)
RONMA Fixed Assets	*(0)*	*(2)*
RONMA Permanent investments in shares	*(389)*	*(75)*
RONMA Deferred taxes	70	0
RONMA Others	*(197)*	*0*
Net income for the period	1,307	200
Majority equity	**33,519**	**4,650**
Minority interest on capital notes	**4,508**	**0**
Minority interest on subsidiaries	**313**	**0**
TOTAL SHAREHOLDERS' EQUITY	**38,340**	**4,650**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**406,195**	**4,806**

BANKING BUSINESS WITH SUBSIDIARIES
INCOME STATEMENT
Expressed in terms of purchasing power of March 31, 2002

Millions of Pesos	3 Months 2002	3 Months 2001	1Q 2002	4Q 2001	3Q 2001	2Q 2001	1Q 2001
Total interest income	11,611	18,803	11,611	11,664	13,018	15,484	18,803
Total interest expense	(7,493)	(13,676)	(7,493)	(6,729)	(8,202)	(10,845)	(13,676)
Net interest income before monetary result	**4,118**	**5,127**	**4,118**	**4,935**	**4,816**	**4,639**	**5,127**
Monetary gain (loss)(interest income)	223	435	223	383	210	374	435
Net interest income	**4,341**	**5,562**	**4,341**	**5,318**	**5,026**	**5,013**	**5,562**
Provision for loan losses	(620)	(379)	(620)	(1,314)	(451)	(351)	(379)
Fobaproa provision	0	0	0	0	0	0	0
Net interest income after provisions	**3,721**	**5,183**	**3,721**	**4,004**	**4,575**	**4,662**	**5,183**
Non-interest income	**3,365**	**2,901**	**3,365**	**3,111**	**2,511**	**3,374**	**2,901**
Comissions and fee income	3,068	2,714	3,068	2,942	3,196	2,633	2,714
Comissions and fees expense	(408)	(417)	(408)	(480)	(366)	(328)	(417)
Trading income	705	604	705	649	(319)	1,069	604
Operating revenues	**7,086**	**8,084**	**7,086**	**7,115**	**7,086**	**8,036**	**8,084**
Non-interest expense	(4,426)	(5,077)	(4,426)	(4,745)	(4,812)	(4,917)	(5,077)
Operating income	**2,660**	**3,007**	**2,660**	**2,370**	**2,274**	**3,119**	**3,007**
Other income (expense)(net)	**(287)**	**(373)**	**(287)**	**(20)**	**(32)**	**(701)**	**(373)**
Other income (enxpense)(net)	(110)	(131)	(110)	260	(106)	(480)	(131)
Monetary gain (loss) from operation	(177)	(242)	(177)	(280)	74	(221)	(242)
Earnings before taxes	**2,373**	**2,634**	**2,373**	**2,350**	**2,242**	**2,418**	**2,634**
Incurred income tax & profit sharing	(159)	(227)	(159)	(12)	(222)	(132)	(227)
Deferred income tax & profit sharing	(595)	(622)	(595)	(671)	(559)	(839)	(622)
Net income before participation in subsidiaries, assoc. & affiliates	**1,619**	**1,785**	**1,619**	**1,667**	**1,461**	**1,447**	**1,785**
Participation in subs., assoc. & affil. net income	(38)	60	(38)	(59)	(70)	8	60
Net income from continuous operations	**1,581**	**1,845**	**1,581**	**1,608**	**1,391**	**1,455**	**1,845**
Discontinued operations, extraordinary items and changes in accounting principles	0	0	0	(363)	0	0	0
Net income before minority interest	**1,581**	**1,845**	**1,581**	**1,245**	**1,391**	**1,455**	**1,845**
Minority interest	(74)	(71)	(74)	(36)	(76)	(33)	(71)
Net income	**1,507**	**1,774**	**1,507**	**1,209**	**1,315**	**1,422**	**1,774**

Condensed Notes

1. Investment in Securities

As of March 31, 2002 the investment in securities portfolio totaled Ps. 68,485 million:

Breakdown of Investment in Securities Millions of Pesos	Government	Banks	Other debt securities	Equities	Total
Investments in securities					
Trading	12,488	26,851	3,028	46	42,413
For sale	46	64	453	4,835	5,398
Held to maturity	20,431	0	242	0	20,673
	32,965	**26,915**	**3,723**	**4,881**	**68,485**

2. Repos and Derivatives

2.1 Repo Operations

As of March 31, 2002, repo debit and credit balances were the following:

Repo Operations Millions of Pesos	Government	Banks	Total
Securities receivable	123,234	8,225	131,459
Creditor balance in repo transactions	123,297	8,222	131,519
Securities deliverable	49,818	479	50,297
Debtor balance in repo transactions	49,857	478	50,335

2.2 Derivatives

As of March 31, 2002, the notional amounts of derivative products were the following:

For Trading Purposes

	Futures *	
Underlying	Buy	Sell
USD	139	190
Euro	-	-
Pesos	80	12
TIIE	23,062	164,745
T-Bills	-	454
M3 BONDS	1	-
IPC	35	31

	Forwards	
Underlying	Buy	Sell
USD *	51,949	68,490
Other Currencies *	534	534
Shares	56	-
TIIE **	27,200	20,000
Libor **	2,876	2,876

	Options **			
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	565	665	2,771	564
ADR´s	-	4	-	-
Interest Rates	500	-	-	-

	Currency Swaps *	
Underlying	Receivable	Deliverable
Pesos	4,960	2,789
USD	6,351	4,865
UDI	300	4,262

Interest Rate Swaps **	
Pesos	58,917
USD	2,444
UDI	101

** Contract amount in millions of Pesos*

*** Reference balance in millions of pesos*

For Hedging Purposes

	Options**			
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	-	-	-	-
Interest Rates	-	716	-	-

	Currency Swaps *	
Currency	Receivable	Deliverable
USD	-	1,107
Other Currencies	895	-

Interest Rate Swaps **	
Pesos	9,800
USD	3,606
UDI	198

** Contract amount in millions of Pesos*

*** Reference balance in millions of pesos*

3. Value at Risk

VaR is a statistical tool used to measure market risk, which aims at determining what is the maximum "reasonable" expected loss, within a certain timeline and under normal market conditions, related to specific securities trading portfolios. VaR is measured as follows:

- Definition of portfolio valuation sensitivity to changes in prices, exchange rates, interest rates and/or indexes (i.e., estimation of likely changes in portfolio valuation to changes in the risk factors that determine its price).
- Estimation of an expected "reasonable" change, within a certain time horizon, of those prices, interest rates, exchange rates or indexes (i.e., determining volatility of the risk factors).
- Calculation of the degree of correlation of the aforementioned risk factors (i.e., the degree in which risk factors move "jointly").
- Estimation of the value of the portfolio under expected simultaneous changes in risk factors.
- Determination of the maximum potential loss in value in terms of variations in the value of the portfolio under analysis.

In short, VaR is a number that summarizes market risk of an asset portfolio, within a range of reliability.

In the case of Bancomer, VaR is measured with a 99% confidence level (i.e., the maximum potential loss, within a certain time horizon, which is not to be exceeded in more than 99% of the cases), and following three different methods of calculation:

- Parametric model: estimates VaR by risk factor.
- Monte Carlo simulation: estimates VaR for complex portfolios, such as those including options and derivatives.

- Simulation based on Historic Data: because it is based on historical information, it does not imply making assumptions regarding the distribution of the variations of the risk factors.

The quarterly average Value at Risk ("VaR") of the trading portfolio of the Banking Business, including bonds, equities, foreign exchange rates, swaps and interest rates, forwards and futures contracts and other derivatives, including both on and off-balance sheet items, is measured in two different ways. The first one assumes a 1-day holding period of the securities and a 99% level of confidence, while the second assumes a 10-day holding period of the securities and a 99% confidence level. The average VaR during the quarter was of Ps. 53 million calculated under the former methodology, and Ps. 164 million under the latter, equivalent to 0.1% and 0.4% of GFBB's stockholders' equity, respectively.

Until 2Q01, Value at Risk was calculated using the historical simulation method. However, as of 3Q01 it is reported following the parametric method, so as to estimate the variable more accurately by risk factor, and to facilitate VaR consolidation at the BBVA Group level. In 1Q02, the average VaR for one and ten-day holding periods, with a 99% level of confidence for each risk factor was:

Value at Risk Millions of Pesos	**VaR 1 day**	**VaR 10 days**
Fixed Income	51	159
Equities	1	4
Exchange Rate	14	44
Total	**53**	**164**

Banking Business: Average Value at Risk Millions of Pesos	**1Q 2002**(1)	**4Q 2001**(1)	**1Q 2001**(2)
1-Day VaR	53	58	90
10-Day VaR	164	178	292

(1) Parametric method calculation
(2) Historical simulation calculation

4. Trading

Trading Income Millions of Pesos	**Income Due to Valuation 3M02**	**Income Due to Trading 3M02**	**Total**
Investment in securities	**31**	**153**	**184**
Equity	(3)	(5)	(8)
Fixed Income	34	158	192
Repo operations	**1**	**325**	**326**
Derivatives	**(126)**	**86**	**(40)**
Total	**(94)**	**564**	**470**

5. Other Income (Expense) (Net)

Other Income (Expense) (Net) Millions of Pesos	
Charge from sale of real estate assets	42
Charge from sale of diverse assests	32

6. Loan Portfolio Ratings

As of March 31, 2002, portfolio ratings and portfolio-related reserves were the following:

Portfolio Ratings Millions of Pesos	Commercial		Mortgage		Consumer	
	Balance	Estimated Reserve	Balance	Estimated Reserve	Balance	Estimated Reserve
A	212,322	374	31,230	249	13,188	67
B	11,290	1,675	7,798	653	925	92
C	4,155	1,838	4,961	1,571	136	61
D	533	422	4,561	3,192	217	164
E	2,382	2,404	6	202	673	677
Total	**230,681**	**6,713**	**48,556**	**5,868**	**15,139**	**1,061**

Commerical loan rating at March and mortgage and consumer loan ratings at February
Commerical loans include the gross balance of the Fobaproa/IPAB notes and loans to government entities

Based on agreements between the CNBV and credit institutions, commercial troubled loans have been defined as those rated D and E. According to this definition, total troubled commercial loans amounted to Ps. 2,915 million, i.e. a mere 1.3% of the total commercial loan portfolio.

7. Capitalization

As of March 31, 2002, the estimated total capitalization ratio for Bancomer, including market risk, was 13.7% and Tier 1 capital ratio stood at 10.2%. As of the same date, estimated total capitalization ratio for Bancomer Servicios, including market risk, was 78.0%.

Capitalization Millions of Pesos	Bancomer March 2002		Bancomer Servicios March 2002	
Tier-1 Capital	22,855		3,262	
Tier-2 Capital	7,862		0	
Net Capital	**30,717**		**3,262**	
	Credit Risk	Mkt. & Credit Risk	Credit Risk	Mkt. & Credit Risk
% of Risk weighted assets				
Tier-1 Capital	12.8%	10.2%	131.6%	78.0%
Tier-2 Capital	4.4%	3.5%		
Net Capital	**17.2%**	**13.7%**	**131.6%**	**78.0%**
Risk weighted assets	178,315	224,457	2,480	4,182

Banking Business: Risk Weighted Assets Millions of Pesos as of March 2002	Banking Business		Bancomer		Bancomer Servicios	
	Risk Weighted Assets	Capital Requirements	Risk Weighted Assets	Capital Requirements	Risk Weighted Assets	Capital Requirements
Credit Risk Assets	180,795	14,464	178,315	14,265	2,480	198
Group I (weighted at 0%)						
Group II (weighted at 20%)	12,776	1,022	12,552	1,004	224	18
Group III (weighted at 100%)	168,019	13,441	165,763	13,261	2,256	180
Market Risk Assets	47,845	3,828	46,142	3,691	1,703	136
Operations in local currency at nominal rate	25,418	2,033	23,863	1,909	1,555	124
Operations in local currency at real rate or denominated in UDIS	4,753	380	4,753	380		
Interest rate transactions in foreign currency in nominal rate	5,573	446	5,573	446		
Positions in UDIS or yield indexed to inflation	82	7	82	7		
Positions in foreign currencies or indexed to the exchange rate	919	73	919	73		
Positions in equity or indexed to the price of a stock or group of stocks	11,101	888	10,953	876	148	12
Total, Including Credit and Market Risk	**228,640**	**18,291**	**224,457**	**17,957**	**4,182**	**335**

Banking Business: Net Capital Millions of Pesos as of March 2002	Banking Business	Bancomer	Bancomer Servicios
Tier 1 Capital	**26,117**	**22,855**	**3,262**
Stockholders equity	38,169	33,519	4,650
Subordinated debt and capitalization inst.	2,981	2,981	
Deductions for investments in subordinated instruments			
Deductions for investments in financial entities	(3,308)	(3,160)	(148)
Deductions for investments in non financial entities	(1,264)	(1,109)	(155)
Deductions for financing granted for repurchase of stock for the bank or other entities			
Deductions for deferred taxes	(10,250)	(9,165)	(1,085)
Organizational expenses and other intangibles	(208)	(208)	
Minus other assets	(3)	(3)	
Tier 2 Capital	**7,862**	**7,862**	**0**
Subordinated debt and capitalization instruments	6,025	6,025	
General reserves	1,837	1,837	
Deductions for subordinated debt			
Net Capital	**33,979**	**30,717**	**3,262**

8. Debtor-Support Programs

Cost of Debtor Support Programs Million of Nominal Pesos	**1Q 2002**
Commercial portfolio	8
Mortgage portfolio	349
TOTAL	**357**

9. Interbank Loans

Balances and Rates of Interbank and Other Entities Loans Millions of Pesos		Local Currency		Foreign Currency		Total	
		Balance	Rate	Balance	Rate	Balance	Rate
1Q02	Interbank and other entities' loans	33,063	7.7%	15,341	3.9%	48,404	6.2%
4Q01	Interbank and other entities' loans	22,397	8.5%	18,306	4.4%	40,703	6.6%
1Q01	Interbank and other entities' loans	17,044	15.0%	25,529	8.3%	42,573	10.8%

A total of 48% of these loans are due in less than 1 year, 20% in a 1 to 2 -year period, and the rest matures in over 2 years.

10.-Risk Management: Implementation of Rule 1423

The implementation of the "Prudential Rules on Comprehensive Risk Management", defined in Circular 1423 issued by the Banking Commission (CNBV), was accomplished through the recognition of basic rules for efficient risk management, evaluating risks as quantifiable (credit, market and liquidity) and unquantifiable (operational and legal), so the basic identification, measurement, monitoring, limitation, control and disclosure processes are satisfied. Below is summary of this implementation.

a) Participation of Governing Bodies

- The Board of Directors is responsible for establishing the objectives of risk exposure and fixing capital related limits, as well as authorizing the policies and procedures manuals related to risks.

- The Risk Committee is responsible for monitoring the position and compliance with the risk limits to which the banks are exposed, and for controlling adherence to the Board of Directors' resolutions.

b) Policies and Procedures
- Risk manuals with standard contents, including strategy, organization, and operating, technological and methodological frameworks and regulatory processes
- Specific manual for legal risks, including related methodologies
- Defined and limited third-party responsibilities, training programs and communication of policies and procedures

c) Strategic Decision Making
- Independence of the Comprehensive Risk Management Unit
- Interaction of this unit with operating committees
- Establishing monitoring processes and daily and monthly reports
- Establishment of the limits structure in terms of economic capital for each business unit and type of risk
- Establishment, by the Risk Committee, of the authorization process for new products and/or services implying risk for the banks

d) Tools and Analyses
- Continuous measurement of credit, market and liquidity risks, under "consistent" methodologies and parameters indicators of diversification levels (correlation)
- Establish periodic analyses of sensitivity testing under extreme conditions and review and fine-tune the models
- Put in place monitoring and operational and legal risk control methodologies in conformity with international standards
- Integrate risks by defining "capital requirements" to absorb them

e) Information
- Periodic reports to the Risk Committee, Board of Directors, risk taking units, finance and senior management.

f) Technological Platform
- Comprehensive review of all source and calculation systems for risk-measuring
- Projects for the improvement, quality and sufficiency of data and automation projects

g) Audit and comptrollership
- Internal review of the implementation of Circular 1423 project

h) Training programs

The Institution believes that currently the implementation of Circular 1423 reflects an adequate percentage of completion. However, projects such as improvement of measurements and limitations, automation processes and methodology fine-tuning are still under way.

Audit of the implementation of Circular 1423 by an independent accounting firm showing no observations for noncompliance.

Methodological Framework

For risk purposes, the bank's Balance Sheet is envisioned as follows:

a) Market Risk (measured through the VaR methodology)
- Operations and investment portfolios (investments in trading securities and securities available for sale, book of repurchase and resale transactions and related derivative transactions)
- Structural Balance Sheet (the other assets, including securities held to maturity and derivatives for the management of the structural risk of interest rates)

b) Credit Risk (Bancomer measures credit risks based on the Expected Loss and in the Unexpected Loss. Expected Loss is an indicator of the current value of the loan portfolio under a default scenario within the next 12 months, while the Unexpected Loss measures the variability of the Expected Loss)
- Companies and corporate offices (traditional loan portfolio, including PyMES, and exposures due to investments in security issues and, as counterparty, use of derivative instruments)
- Retail/Consumer loans (credit cards, financing plans and mortgage portfolio)

Ticker Symbols					
Mexico	OTC	PORTAL	Latibex	Bloomberg	Reuters
GFBBO	GFBVY	GFBWY	XGFBB	GFBBO MM	GFBBO.MX

Debt Ratings				
	Long Term		Short Term	
Bancomer	Pesos	F.C.	Pesos	F.C.
S&P	BBB-	BBB-	A-3	B
Moody's	A1	A3	P-3	NP
Fitch	BBB	BBB-	F2	F3

Contacts

Miguel Rivera
José de Jesús Gomez
Araceli Espinosa
Yvonne Ochoa Rosellini
Tel.(52-55) 5621-5875
Fax (52-55) 5621-7912
investor.relations@bbva.bancomer.com
www.bancomer.com

CAP SUMMER PROGRAM TRAINING SCHEDULE

The Courtroom Advocates Project (CAP) is a unique program that recruits, trains, supervises and mentors law students and summer associates to help victims of domestic violence obtain temporary and permanent restraining orders against their batterers. Sponsored by Sanctuary for Families, one of New York's oldest and largest providers of social services for battered women, CAP matches up victims with trained advocates who help them draft and file their petitions, advocate for them during court appearances, educate them about their legal rights and remedies, and provide them with safety planning and referrals to community resources, such as shelters and counseling.

If you are interested, there are multiple half-day training seminars throughout the city, of which you only need to attend one. Conveniently, there will be one at Cleary Gottlieb on Wednesday, June 5th. At the seminar, a training manual will be provided; furthermore, experienced family law attorneys will supervise advocates directly in court and provide ongoing supervision. At the end of the training session, it is expected (although not required) that you will sign up for one court date. Please check your calendars ahead of time to avoid any conflicts with your summer projects.

See below for the CAP Summer 2002 training schedule:

Tuesday, June 4th 9:30am - 2:30 pm
Shearman & Sterling
153 East 53rd Street, NY, NY 10022
Room 2E, 2nd Floor
Located on 53rd Street off of Lexington Avenue.

Wednesday, June 5th 9:30 am - 2:30 pm
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza, NY, NY 10006
Conference Room 3901
Located on Broadway one block south of Fulton Street

Monday, June 10th 9:30 am - 2:30 pm
Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza, NY, NY 10004
Room TBA
Located right off of the 1-9 train at the South Ferry stop.

Tuesday, June 11th 9:30 am - 2:30 pm
Davis, Polk & Wardwell
450 Lexington Avenue, NY, NY 10017
Room 808, 8th Floor
Located on the corner of 45th Street and Lexington Avenue

If you are interested in attending any one of the training sessions, please RSVP to Jana Olivova (x 3728). If you have any specific questions about the program, please feel free to contact Chris Moore (x 2868) or Deborah Whang (x 2144).